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                 April 13, 2021

       Mark Lucky
       Chief Executive Officer and Chief Financial Officer
       Visium Technologies, Inc.
       4094 Majetic Lane, Suite 360
       Fairfax, VA 22033

                                                        Re: Visium
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 9, 2021
                                                            File No. 333-255146

       Dear Mr. Lucky:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo,
       Legal Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Scott E. Linsky